# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intchains Group Ltd, CIK 0001895597
CUSIP: 45828E104
Title of class of securities: Class A ordinary shares, par value US$0.000001 per share
Address of issuer's principal executive offices: BUILDING 16, LANE 999,XINYUAN SOUTH ROAD, LIN-GANG SPECIAL AREA, PUDONG, SHANGHAI, China (F4), 201306
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-26-023260
Filed by CIK 0002003271

## Reporting persons
- Golden Stone Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Samoa (Y0); sole voting power 5,049,120; shared voting power 0; sole dispositive power 5,049,120; shared dispositive power 0; aggregate amount beneficially owned 5,049,120 (8.8% of the class)
  Comment: (1)The value in rows 5 and 7 represents 5,049,120 Class A ordinary shares held of record by Golden Stone Capital Limited as of March 31, 2026.
  
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 57,431,614 Class A ordinary shares issued and outstanding as of December 31, 2025, as reported in the Issuer's Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2026.
- Zhaoyang Ma: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,049,120; shared voting power 0; sole dispositive power 5,049,120; shared dispositive power 0; aggregate amount beneficially owned 5,049,120 (8.8% of the class)
  Comment: (1)The value in rows 5 and 7 represents 5,049,120 Class A ordinary shares held of record by Golden Stone Capital Limited, a Samoa company 100% owned by Zhaoyang Ma as of March 31, 2026.
  
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 57,431,614 Class A ordinary shares issued and outstanding as of December 31, 2025, as reported in the Issuer's Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2026.

## Item 1. Issuer
Name of issuer: Intchains Group Ltd
Address of issuer's principal executive offices: Building 16, Lane 999, Xinyuan South Road, Lin-gang Special Area, Pudong, Shanghai, F4, 201306

## Item 2. Person Filing
Name of person filing:
Golden Stone Capital Limited, a Samoa company 100% owned by Zhaoyang Ma.

Zhaoyang Ma, a citizen of the People's Republic of China.
Address of principal business office or, if none, residence:
The address of each of Golden Stone Capital Limited and Zhaoyang Ma is as follows:

c/o Offshore Chambers, P.O. 217, Apia, Samoa
Citizenship:
Golden Stone Capital Limited, a Samoa company

Zhaoyang Ma, a citizen of the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Percent of class: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Golden Stone Capital Limited: /s/ Zhaoyang Ma, Zhaoyang Ma / Director (05/11/2026)
- Zhaoyang Ma: /s/ Zhaoyang Ma, Zhaoyang Ma (05/11/2026)